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                              August 17, 2021

       Edward Wegel
       Chief Executive Officer
       Talon 1 Acquisition Corp
       2333 Ponce de Leon Blvd.
       Suite 630
       Coral Gables, FL 33134

                                                        Re: Talon 1 Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 23,
2021
                                                            CIK No. 0001860482

       Dear Mr. Wegel:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on July 23, 2021

       Capitalization, page 83

   1. We note that you are offering 20,000,000 Class A shares as part of your initial public offering of units, but
only show 18,027,569 Class A ordinary shares subject to possible redemption in your
Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A,
which requires securities that are redeemable for cash or other assets to be classified
outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in
 Edward Wegel
Talon 1 Acquisition Corp
August 17, 2021
Page 2

       concluding that all 20,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameEdward Wegel
                                                             Division of
Corporation Finance
Comapany NameTalon 1 Acquisition Corp
                                                             Office of Real
Estate & Construction
August 17, 2021 Page 2
cc:       Christopher J. Bellini, Esq.
FirstName LastName